April 21, 2017

Securities and Exchange Commission
Division of Investment Management, Disclosure Review Office

100 F Street, N.E.
Washington, D.C. 20549
Attn: Christina DiAngelo Fettig

Re: Deutsche Funds

Dear Ms. Fettig:

Thank you for your telephonic comments on March 23, 2017 regarding the Deutsche Funds listed below. We have considered your comments and have included our responses below.

The Registrants referenced in the response include:

Deutsche Equity 500 Index VIP, a series of Deutsche Investments VIT Funds, (0001006373, 811-07507)

Deutsche Small Cap Index VIP, a series of Deutsche Investments VIT Funds, (0001006373, 811-07507)

Deutsche CROCI® U.S. Fund, a series of Deutsche Investment Trust, (0000088064, 811-00043)

Deutsche MLP & Energy Infrastructure Fund, a series of Deutsche Securities Trust, (0000088048, 811-02021)

Deutsche Limited Maturity Quality Income Fund, a series of Deutsche Income Trust, (0000747677, 811-04049)

Deutsche Ultra-Short Investment Grade Fund, a series of Deutsche Income Trust, (0000747677, 811-04049)

Deutsche Multi-Asset Conservative Allocation Fund, a series of Deutsche Asset Allocation Trust, (0000926425, 811-08606)

Deutsche Multi-Asset Global Allocation Fund, a series of Deutsche Asset Allocation Trust, (0000926425, 811-08606)

Deutsche Multi-Asset Moderate Allocation Fund, a series of Deutsche Asset Allocation Trust, (0000926425, 811-08606)

Deutsche Global Growth Fund, a series of Deutsche Global/International Fund, Inc., (0000793597, 811-04670)

Deutsche CROCI® International Fund, a series of Deutsche International Fund, Inc., (0000088053, 811-00642)

Deutsche Variable NAV Money Fund, a series of Investors Cash Trust, (0000863209, 811-06103)

Deutsche California Tax-Free Income Fund, a series of Deutsche State Tax-Free Income Series, (0000714287, 811-03657)

Deutsche New York Tax-Free Income Fund, a series of Deutsche State Tax-Free Income Series, (0000714287, 811-03657) (each a “Fund” and collectively the “Funds”)

Comment 1.	Deutsche MLP & Energy Infrastructure Fund is identified as non-diversified. Please confirm the Fund meets the diversification requirements for Regulated Investment Companies under the Internal Revenue Code.
Response 1.	Due to the Fund’s high concentration in MLPs in its portfolio holdings, the Fund has decided not to qualify as a regulated investment company under Subchapter M of the Internal Revenue Code. As such, the Fund is not subject to the diversification and gross income requirements under Subchapter M (Section 851) of the Code and is taxed as a regular C Corporation.

Comment 2.	Deutsche California Tax Free Income Fund and Deutsche New York Tax Free Income Fund are each identified as a non-diversified fund. Based on the Funds current financials, each appears to not be operating as non-diversified. Please identify whether these Funds have been operating consecutively for three years as diversified.
Response 2.	Deutsche New York Tax Free Income Fund has not operated as a diversified fund consecutively for the past three years. As of April 17, 2017, Deutsche New York Tax Free Income Fund is operating as non-diversified and has on various occasions during the past year. Deutsche California Tax Free Income Fund has operated as a diversified fund consecutively for the past three years, and we have updated its disclosure accordingly. Furthermore, Deutsche AM will seek to enhance its processes to log each time a Fund that is identified as non-diversified operates as diversified.
Comment 3.	We note that the Principal Investment Strategy section of the Prospectuses for the Deutsche California Tax Free Income Fund and Deutsche New York Tax Free Income Fund state that each Fund may invest in interest rate swaps and futures. Since each Fund did not appear to hold interest rate swaps and futures during the last few years, please confirm that this Prospectus disclosure continue to be appropriate.
Response 3.	We will remove the references to interest rate swaps and futures from the Principal Investment Strategy section of the Funds’ prospectus. We will retain such disclosure in the Fund Details section of the statutory prospectus to facilitate their use should portfolio management’s view of market conditions change in the future.
Comment 4.	Since the Deutsche Global Growth Fund includes "global" in its name, please confirm that Fund’s Registrations Statement includes disclosure that the Fund typically will invests in at least three different countries, including the United States, and at least 40% of its net assets in foreign investments.
Response 4.	Deutsche Global Growth Fund has the following non-fundamental investment policy included on page I-5 of its Statement of Additional Information, which satisfies the foregoing requirement: “The fund will invest in at least three different countries and will normally have investment exposure to foreign securities, foreign currencies and other foreign investments equal to at least 40% of the fund’s net assets.”.

Comment 5.	In the “Financial Highlights” for the Deutsche Multi- Asset Conservative Allocation Fund, the Deutsche Multi-Asset Global Allocation Fund, the Deutsche Multi-Asset Moderate Allocation Fund and the Deutsche Ultra-Short Investment Grade Fund, the portfolio turnover rate is over 100%. Please consider whether disclosure in regards to high turnover should be included in each Fund’s Registration Statement.

Response 5.	Portfolio management for each of the relevant Funds expects the prior year’s increase in the portfolio turnover rate for each of the Funds to be non-recurring. Accordingly, we believe that adding active trading risk disclosure would not be appropriate at this time.

Comment 6.	The “Notes to Financial Statements” includes disclosure regarding concentration of ownership by a limited number of shareholder accounts. Please consider whether comparable disclosure should be included in Fund’s Registration Statement.
Response 6.	We will add appropriate disclosure to the “Other Policies and Risks” section of the prospectus.

Comment 7.	The Annual Fund Operating Expenses table in the Prospectus for the Deutsche MLP & Energy and Infrastructure Fund does not include a placeholder for the current and deferred tax expenses. Please consider adding.
Response 7.	In connection with the Fund’s prospectus update, we determined not to add a placeholder because the Fund was in a net loss position. Additionally, we note that the strategies and risks section of the prospectus contains disclosure concerning the potential impact of current and deferred taxes.
Comment 8.	The index included for the Deutsche Limited Maturity Quality Income Fund does not appear to be an appropriate broad-based index. Please consider whether it is an appropriate broad-based securities market index.
Response 8.	In future filings, we will add an appropriate broad based index.

Comment 9.	The Deutsche Equity 500 Index VIP and the Deutsche Small Cap Index VIP portfolios invest in futures. Please consider whether these derivative investments materially contributed to each Fund’s performance, and if material, add disclosure in the Fund’s Management Discussion and Analysis (“MD&A”) Section.
Response 9.	Each Fund invests in future contracts to equitize the cash position held by the Fund. The notional exposure to futures contracts during the period was less than 3% of total net assets on each Fund, therefore, we believe that not including disclosure for the Funds’ investment in future contracts in the MD&A section of the financial statements was appropriate.

Comment 10.	With respect to the Statement of Assets and Liabilities of the Annual Report as of November 30, 2016 for the Deutsche MLP and Energy Infrastructure Fund, please explain the Due to Advisor for $56,827.

Response 10.	Due to a change in the tax accountant which resulted in a reduced fee, the Advisor over-reimbursed the Fund. The over-accrual was adjusted and a payable was set up to repay the Advisor.

Comment 11.	With respect to the gain on the disposal of investments in violation of restrictions on the Deutsche Multi-Asset Global Allocation Fund, please provide more details and indicate whether additional procedures were implemented as a result of this violation.
Response 11.	DIMA has an exemptive order in place that allows the Deutsche Funds to invest in unaffiliated ETFs beyond the limits of the Investment Company Act of 1940, if a participation agreement exists between the relevant Deutsche Fund and the unaffiliated ETF. As of Friday, June 24, 2016, the Fund invested 31.45% of total assets in an unaffiliated iShares ETF. At the time of the investment, it was believed by DIMA that this particular iShares ETF was included in the participation agreement in place between iShares and the Fund. However, after further review, it was determined that the participation agreement with iShares excluded this particular iShares ETF, and therefore, the Fund’s investment would have needed to comply with the limits of the 1940 Act. On July 29, 2016, the final lot of iShares Currency Hedged MSCI EAFE ETF was sold resulting in a gain to the Fund of $1,340,737.04. DIMA has always had controls in place that include monitoring all investment in unaffiliated ETFs for compliance with the limits of Section 12(d)(1)(A) of the 1940 Act and escalating alerts for further review. Following this incident, DIMA implemented processes that seek to enhance awareness of portfolio managers of specific terms (inclusions and exclusions) of the participation agreements through increased communications of amendments to and adoption of new participation agreements. DIMA continue to explore automated solutions to identify specific exclusions or inclusions included in the participation agreements.

Comment 12.	In future shareholder report filings for the variable products, please add a footnote to the financial highlights to indicate that the expense ratios do not include any fees or sales charges imposed by the variable contract for which the particular Fund is an investment option.
Response 12.	In future shareholder reports for the variable products, we will add appropriate disclosure to the financial highlights.
Comment 13.	In the “Investment Portfolio” for the Deutsche Variable NAV Money Fund, the Fund held municipal bonds payable on demand. In the description of these securities, please include the next demand date as well as the maturity date.
Response 13.	In future shareholder reports for money market funds, we will include the next demand date for municipal bonds payable on demand.

If you have any questions concerning the foregoing, or need further information, please contact the undersigned at (617) 295-2663.

Sincerely,

/s/Paul Schubert

Paul Schubert

Managing Director, Deutsche Investment Management Americas Inc.

Chief Financial Officer and Treasurer, Deutsche Funds